Exhibit (a)(3)




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May 5, 2000




TO:          UNIT HOLDERS OF BROWN-BENCHMARK PROPERTIES LIMITED PARTNERSHIP

SUBJECT:     OFFER TO PURCHASE UNITS

Dear Unit Holder:

     As described in the enclosed Offer to Purchase and related Letters of Transmittal (the "Offer"), MP VALUE FUND 6, LLC; MP VALUE FUND 4, LLC; MORAGA FUND 1, L.P.; ACCELERATED HIGH YIELD INSTITUTIONAL INVESTORS, LTD.; ACCELERATED HIGH YIELD INSTITUTIONAL FUND, LTD.; ACCELERATED HIGH YIELD PENSION INVESTORS, LTD.; ACCELERATED HIGH YIELD INCOME FUND 1, LTD.; MP-DEWAAY FUND, LLC; MP FALCON FUND, LLC; and MACKENZIE SPECIFIED INCOME FUND, L.P. (collectively the "Purchasers") are offering to purchase up to 125,000 Units of limited partnership interest (the "Units") in BROWN-BENCHMARK PROPERTIES LIMITED PARTNERSHIP, an Delaware limited partnership(the "Partnership") at a purchase price equal to:

                                  $12 per Unit

less the amount of any distributions declared or made with respect to the Units between May 5, 2000 and June 5, 2000, or such other date to which this Offer may be extended.

     The Offer will provide you with an opportunity to liquidate all, or a portion of, your investment in BROWN-BENCHMARK PROPERTIES LIMITED PARTNERSHIP without the usual transaction costs associated with market sales or partnership transfer fees.

     After carefully reading the enclosed Offer, if you elect to tender your Units, mail (using the enclosed pre-addressed, postage paid envelope) or telecopy a duly completed and executed copy of the Letter of Transmittal (the pink form) and Change of Address forms, and any other documents required by the Letter of Transmittal, to the Depositary for the Offer at:

MacKenzie Patterson, Inc.,
1640 School Street
Moraga, California 94556
Facsimile: (925) 376-7983
E-Mail Address: offers@mackpatt.com

If you have any questions or need assistance, please call the Depository at 800-854-8357.


This Offer expires (unless extended) June 5, 2000